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                          April 2, 2024

       Punit Dhillon
       Chief Executive Officer
       Skye Bioscience, Inc.
       11250 El Camino Real, Suite 100
       San Diego , CA 92130

                                                        Re: Skye Bioscience,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 27,
2024
                                                            File No. 333-278286

       Dear Punit Dhillon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John Hensley